SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6 - K

Report of Foreign Private Issuer Pursuant to

Rule 13a - 16 or 15d United Securities Exchange Act of 1934

For the Month of April 2004

CERAMIC INTERNATIONAL, INC.

( Translation of Registrant's Name Into English )

INTERNACIONAL DE CERAMICA, S.A. DE C.V.

(Exact Name of the registrant as specified in its charter)

Calle 41 ( Avenida Carlos Pacheco ) No. 7200, del Sector 26, C.P. 31060, Chihuahua, Chihuahua, Mexico

Telephone: 011 52 29 11 11

(Address of Principal Executives Offices)

(Indicate by Check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20- F __X__ Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes _____ No ___X___

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82: )

ITEMS INCLUDED

On April 26, 2004 Internacional de Ceramica, S.A. de C.V. ("The Company") is sending copy of the First Quarter 2004 Quarterly Report. This information was sent to the Bolsa Mexicana de Valores on April 21, 2004. A copy of this information is attached to this report as Exhibit A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

INTERNACIONAL DE CERAMICA, S.A. DE C.V.

                         Jesus A. Olivas

Jesus A. Olivas

Chief Financial Officer

Date: April 26th, 2004.

EXHIBIT A

First Quarter 2004 Quarterly Report

INTERCERAMIC

QUARTERLY REPORT

January-March 2004

(NYSE: ICM)

INTERCERAMIC FIRST QUARTER 2004 RESULTS

The first quarter of 2004 may well prove to be a turning point for Interceramic. While the overall financial results for the period were not particularly outstanding, we ended the quarter with a very strong March and April appears to be shaping up very well. Additionally, other important developments during the month bode extremely well for the future of the Company. At the end of the first quarter, we concluded an equity offering in the United States and Mexico, selling all offered securities and netting the Company US $43.7 million in proceeds. Simultaneously with the completion of this offering, we acquired for US $15.8 million two of our biggest franchisees in Mexico, with operations in the key Mexican markets of Chihuahua and Monterrey. Combined, over the last 12 month period these two franchises have generated earnings before interest, taxes, depreciation and amortization or "EBITDA" of approximately US $3.0 million. With every passing quarter in Mexico we have learned that not only do our subsidiary franchises sell more product than most of our independent distribution, but also provide us with significantly higher margins. We expect to reap substantial benefits by the addition of these two very important markets to our subsidiary network.

The remaining proceeds from the offering give Interceramic the funds necessary to undertake our long-planned capacity expansion. With the funds now in hand, we will break ground on the new state of the art manufacturing facility-to be located at our home-base in Chihuahua, Mexico-by next month. The project should be completed and operational about this time next year. The cost of the new plant is projected to be around US $25.0 million and will increase our overall production capacity by nearly 25 percent. The new plant brings added flexibility, lower costs and higher productivity and will be dedicated to the manufacture of our innovative, high-design, high-margin products, allowing us to produce more of our best selling products and freeing up some capacity at our other plants for production of some of the offerings that we have been importing from other manufacturers over the past couple of years.

Sales in the first quarter of 2004 at US $76.6 million grew by 3.24 percent over sales of US $74.2 million in the first quarter of 2003. Sales for the quarter broke down to US $42.0 million in Mexico-virtually identical to the same period last year-and US $34.6 million in the International markets, a 7.54 percent increase over the first quarter of 2003. In both markets we sold about five percent more product than we did during the first quarter of 2003. Higher cost of sales and operating costs attributable primarily to our investment in selling infrastructure and higher natural gas prices impacted operating income, and at US $4.3 million it was 32.29 percent behind operating income of US $6.4 million in the same period of 2003.

Our EBITDA for the period did not lag quite so much, at US $8.6 million compared to US $10.1 million in the first quarter of 2003, a decrease of 15.23 percent. However, for the month of March we posted EBITDA of US $4.5 million compared to US $4.4 million in March of last year. This is the best EBITDA achieved by the Company in two years and is particularly encouraging because we decided against holding our traditional "annual sale" this year, the benefit of which boosted our income last March. Customer anticipation of this annual promotion has had a negative effect on February and April sales in previous years, but our cancellation of the sale this year seems to have strengthened sales in February and April has started well too, a very positive development. We also ended the period with a debt service coverage ratio of 5.4 and a debt to EBITDA ratio of 2.9.

We at Interceramic have overcome a number of obstacles and invested heavily in pushing through major changes throughout our organization over the past couple of years. We believe that these efforts are now starting to pay off. The success of our recent stock offering, the coming to fruition of our expansion plans and the definite spark in our operations and sales we have perceived in the last couple of months are extremely encouraging. We look forward to the coming months with both confidence and optimism.

Oscar E. Almeida

Chairman of the Board

Víctor D. Almeida

Chief Executive Officer

This document contains forward-looking statements within the meaning of the United States Securities Exchange Act of 1934 which reflect the Company's views about future events and financial performance. Actual events and results could differ materially from those stated herein and, accordingly, undue reliance should not be placed upon them. The forward-looking statements speak only of their dates and the Company undertakes no obligation to update or revise any of them.

INTERCERAMIC

QUARTERLY REPORT

January-March 2004

(NYSE: ICM)

Consolidated Sales

(Millions of Nominal Dollars)

                                                          +3%

                                74.2                  76.6                                                        74.2    72.2     83.5    76.6         76.6

               Jan-Mar '03   Jan-Mar '04                                                    IQ03  IIQ03 IIIQ03 IVQ03 IQ04

Operating Income

(Millions of Nominal Dollars

and as a percentage of sales)

                                                            -32%

      6.4              4.3                                                                  6.4     4.7     6.3        3.1       4.3

Jan-Mar '03   Jan-Mar '04                                                      IQ03   IIQ03 IIIQ03 IVQ03  IQ04

EBITDA

(Millions of Nominal Dollars

and as a percentage of sales)

                                                -15%

                        10.1            8.6                                                          10.1    8.6      10.2    7.2      8.6

Jan-Mar '03   Jan-Mar '04                                             IQ03  IIQ03  IIIQ03 IVQ03 IQ04

 Debt Service                                                                                    Debt to Ebita

(Times)                                                                                            (Times)

Last twelve months                                                                             Last twelve months

INTERCERAMIC

QUARTERLY REPORT

January-March 2004

(NYSE: ICM)

RELEVANT FINANCIAL INFORMATION                                                                                                                  Jan.-Mar. '04 vs.
(Thousands of Nominal US Dollars)                                                                                            Jan.-Mar. '04               Jan.-Mar. '03

Consolidated Sales	76,561	3.2%
Mexico	42,009	(0.1%)
International	34,551	7.5%
Consolidated Sq. Meters sold (Thousands)	6,965	4.7%
Sq. Meters sold (Mexico)	4,424	5.0%
Sq. Meters sold (International)	2,541	4.1%
Sq. Meters produced (Thousands)	5,949	2.6%
EBITDA	8,595	(15.2%)
EBITDA/Interest expense (LTM)	5.4	7.7%

INCOME STATEMENT                                                                                                                                                        Jan-Mar '04 vs.
(Thousands of Nominal US Dollars except per Unit data)                                                     Jan-Mar'04                                                                                                                                                                                           Jan-Mar '03

Net Sales	76,561	3.2%
Cost of goods sold	(50,675)	6.4%
Gross Income	25,885	(2.5%)
Operating Expenses	(21,542)	7.0%
Operating Income	4,344	(32.3%)
Integral Cost of Financing	1,171	(136.0%)
Interest Expense	(1,672)	(0.0%)
Interest Income	155	(13.4%)
Foreign Exchange Gain (Loss)	460	(114.4%)
Monetary Effect	2,229	55.9%
Other Items	246	(125.3%)
Income Tax and Employee Profit Sharing	(1,089)	(29.9%)
Deferred Income Tax	(1,308)	19.4%
Minority Income	577	(5.6%)
Net Majority Income	2,787	(359.3%)
Weighted Average Number of Units Outstanding (Thousands)	49,053	(4.8%)
EP UNIT (as traded in the BMV)	0.06	(372.3%)
EP ADR (as traded in the NYSE)	0.28	(372.3%)

BALANCE SHEET                                                                                                                                                                March 2004
(Thousands of Nominal US Dollars)                                                                                              March                                          vs.

                                                                                                                                                                                                 March 2003

Current Assets	143,015	16.2%
Cash Equivalents	15,636	45.9%
Fixed Assets	181,824	11.2%
Other non-current Assets	13,041	55.1%
TOTAL ASSETS	337,880	14.5%
Short-term Bank Debt	38,161	18.0%
Other short-term Liabilities	41,017	(4.8%)
Long-term Bank Debt	61,281	(29.4%)
Deferred Taxes	43,497	40.4%
Other long-term Liabilities	-	-
TOTAL LIABILITIES	183,956	(4.8%)
Majority Shareholders Equity	131,722	60.0%
Minority Interest	22,202	13.6%
TOTAL SHAREHOLDERS' EQUITY	153,924	51.1%

Note: "Unless otherwise indicated, all financial information are in accordance with Generally Accepted Accounting Principles in Mexico, and for purposes of clarity information is also presented in nominal US Dollars dividing the nominal pesos for each month by the applicable average exchange rate for that month."

INTERCERAMIC

QUARTERLY REPORT

January-March 2004

(NYSE: ICM)

RELEVANT FINANCIAL INFORMATION                                                                                                                      Jan-Mar '04
(Thousands of Pesos as of March 2004)                                                                                          Jan-Mar '04                              vs.

                                                                                                                                                                                                 Jan-Mar '03

Consolidated Sales	856,984	1.0%
Mexico	470,224	(2.2%)
International	386,760	5.1%
Consolidated Sq. Meters sold (Thousands)	6,965	4.7%
Sq. Meters sold (Mexico)	4,424	5.0%
Sq. Meters sold (International)	2,541	4.1%
Sq. Meters produced (Thousands)	5,949	2.6%
EBITDA	96,225	(17.0%)
EBITDA/Interest Expense (LTM)	5.4	7.7%

INCOME STATEMENT                                                                                                                                                       Jan-Mar '04
(Thousands of Pesos as of March 2004 except per Unit data)                                                         Jan-Mar '04                                vs.

                                                                                                                                                                                                 Jan-Mar '03

Net Sales	856,984	1.0%
Cost of goods sold	(567,227)	4.2%
Gross Income	289,758	(4.7%)
Operating Expenses	(241,117)	4.5%
Operating income	48,640	(33.6%)
Integral Cost of Financing	13,141	(134.5%)
Interest Expense	(18,720)	(2.2%)
Interest Income	1,733	(15.5%)
Foreign Exchange Gain (Loss)	5,184	(113.9%)
Monetary Effect	24,942	53.0%
Other Items	2,756	(124.7%)
Income Tax and Employee Profit Sharing	(12,190)	(31.6%)
Deferred Income Tax	(14,642)	18.4%
Minority Income	6,461	(7.6%)
Net Majority Income	31,245	(338.0%)
Weighted Average Number of Units Outstanding (Thousands)	49,053	(4.8%)
EP UNIT (as traded in the BMV)	0.64	(350.0%)
EP ADR (as traded in the NYSE)	3.18	(350.0%)

BALANCE SHEET                                                                                                                                                                      March 2004
(Thousands of Pesos as of March 2004)                                                                                               March                                          vs.

                                                                                                                                                                                                       March 2003

Current Assets	1,601,341	15.1%
Cash Equivalents	175,075	44.4%
Fixed Assets	2,035,883	10.1%
Other non-current Assets	146,019	53.5%
TOTAL ASSETS	3,783,243	13.4%
Short-term Bank Debt	427,290	16.9%
Other short-tern Liabilities	459,270	(5.7%)
Long-term Bank Debt	686,162	(30.1%)
Deferred Taxes	487,033	39.0%
Other long-term Liabilities	-	-
TOTAL LIABILITIES	2,059,755	(5.7%)
Majority Shareholders Equity	1,474,893	58.5%
Minority Interest	248,595	12.5%
TOTAL SHAREHOLDERS' EQUITY	1,723,489	49.6%

Note: Pursuant to Bulletin B-15 financial statements previously reported have been restated to take into account a common actualization factor determined by weighting the Company's respective sales in Pesos and Dollars, each as effected by inflation and devaluation in the applicable currencies. This factor for the 12 month period from April '03 to March '04 was 4.89% compared to the inflation for the same period of 4.23%.